

September 13, 2013

Via E-mail
Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905

>   **Re: Frontier Communications Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
>   **Filed August 8, 2013**
>   **File No. 001-11001**

Dear Ms. Wilderotter:

        We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

(b) Results of Operations, page 41

1.   We note that broadband revenues are becoming a critical contributor to the future prospects of the Company. As a result, you should consider providing more detailed information about your broadband services. For example, you should quantify your Simply Broadband product revenues and the number of broadband subscribers who also bundle your other product offerings.

2.   We note both of your primary sources of revenue, Local and Long Distance as well as Data and Internet Services, and your total customer count decreased from 2011 to 2012, while ARPC increased. Please identify and quantify specific drivers of increase in

ARPC. In that regard, we note that on page seven you attribute the increase in residential ARPC to additional monthly subscriber line charges, which it isn't clear is a sustainable source of revenue growth, and increased product penetration. You also mention on page 41 that Simply Broadband has had a positive impact on revenues. Since Data and Internet Services revenue decreased while number of broadband subscribers increased, please explain how penetration of data products contributed to your increase in ARPC, and if it did not, please clarify what products contributed to the increase in ARPC other than additional monthly subscriber line charges to residential customers. Further, it is unclear what you attribute the more significant increase in Business ARPC to. Please also address drivers of increase in ARPC related to your business customers. Finally, expand your disclosure to include discussion of known trends and uncertainties related to your significant drivers of revenue growth.

3. It appears that roughly half of your Data and Internet Services revenues relate to nonswitched access revenue. Because data and internet services are significant to the future of your business and nonswitched access has experienced a negative trend over the last several periods, please expand your disclosure to provide more detailed discussion and analysis around this source of revenue. For instance, you attribute decreases in nonswitched access revenue to lower monthly recurring charges and settlements of disputes with carriers; please quantify the impact of each of these drivers of the negative trend and discuss the reasons underlying them. Why are monthly recurring charges continuing to decline? Discuss whether this is a trend that is expected to continue.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Executive Compensation, page 28

4. You state on page 28 that pursuant to Mrs. Wilderotter's employment agreement she is eligible for a target bonus of 135% of her base salary. However, on page 42 you state that Mrs. Wilderotter's employment contract allows for a target bonus of up to 150%. Please clarify whether the target bonus was increased for 2013.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Income Statement

5. Please explain to us, in detail, why you did not report the disposal of the controlling general partnership interest in Mohave Cellular L.P. as a discontinued operation in accordance with the guidance in ASC 205-20-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director